MTS SYSTEMS CORPORATION
14000 Technology Drive
Eden Prairie, Minnesota 55344

March 14, 2013

Mr. Kevin Vaughn	BY EDGAR
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 First St. NE
Washington, D.C. 20549

Re:	Comment Letter Dated February 28, 2013
MTS Systems Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed November 28, 2012
Form 10-Q for the Quarter Ended December 29, 2012
Filed January 31, 2013
File No. 000-2382

Dear Mr. Vaughn:

As requested, the Company hereby responds to the above-referenced Comment Letter dated February 28, 2013.

Form 10-K for the Fiscal Year Ended September 29, 2012:

Cash Flow Comparison, page 32

1.

Refer to the “accelerated share repurchase program” agreement executed in 2012. Please file the complete agreement with all attachments. Also, please provide us your analysis regarding (1) the program’s exemption from Securities Act registration, including with respect to shares that you may issue at the end of the contract and (2) the applicability of Rule 13e-4 and Regulation 14E to the program. Include in your analysis a clear explanation of the purpose, operation and effect of the relevant provisions of the agreement, including Sections 3.01(a) (ii), 3.01(b), 3.02, 3.03, 7.03 and Article 4. Cite with specificity the authority on which you rely. In addition, please tell us the source of the shares that the Seller provided at the Initial Settlement Date.

Annexes A–D and Exhibit A of the Agreement Regarding Accelerated Share Repurchase Program by and between MTS Systems Corporation and J.P.

Morgan Securities, Inc., as agent for JPMorgan Chase Bank, National Association, London Branch (“JPM”), dated September 7, 2012 (the “ASR Agreement”) are attached to this comment letter response for your reference. We will file the entire ASR Agreement, including these annexes and exhibit, as an exhibit to our Quarterly Report on Form 10-Q for our quarter ending March 30, 2013.

We entered into the ASR Agreement with an unrelated third party in conjunction with our stock repurchase program approved by our Board of Directors on August 21, 2012, which authorized the purchase of up to $40.0 million of our outstanding shares of common stock. We used an accelerated share repurchase program instead of engaging in open-market purchases because it would allow us to distribute cash to our investors more quickly.

Under the ASR Agreement, JPM delivered the Initial Number of Shares (533,028) of our common stock to us on the Initial Settlement Date (September 11, 2012), following our payment to JPM of the Purchase Price of $35.0 million. (The Contract Fee payable per Section 2.02 of the ASR Agreement is $0). The Initial Number of Shares delivered on the Initial Settlement Date was equal to 80% of the $35.0 million Purchase Price divided by $52.53, the closing price for a share of our common stock on the Nasdaq Stock Market on September 7, 2012. We immediately retired those shares.

JPM obtained the shares delivered to us on the Initial Settlement Date by borrowing them from its clients, leaving it with a short position. After the Valuation Completion Date, which will be a trading day between 115 and 172 trading days after September 7, 2012, as determined by JPM, JPM will unwind its hedge position by purchasing shares of our common stock in the open market. JPM has agreed to use good faith efforts to make these open market purchases in a manner that would comply with the limitations set forth in Rule 10b-18 under the Securities Exchange Act (even though this rule’s safe harbor does not directly apply here) in order to minimize disruptions in the market for our common shares. We have no control over the share purchases by JPM, no visibility in the timing or amount of the purchases during the periods, and cannot influence how, when and whether these purchases will take place. The period of time over which JPM makes these purchases to unwind its hedge position is called the Cash Settlement Purchase Period in the ASR Agreement.

The ultimate number of shares to be delivered to us by JPM, or the Settlement Number, will be determined based on a discounted market price of our common stock during the Valuation Period. The Valuation Period began on September 7, 2012 and will end on the Valuation Completion Date. At the end of the Valuation Period, the Settlement Number will be calculated as (i) the $35.0 million Purchase Price divided by (ii) an amount equal to (a) the average of the 10b-18 volume-weighted average prices (“VWAPs”) for the trading days in the Valuation Period minus (b) a discount of $0.58 per share, net of the Initial Number of Shares. As defined in the ASR Agreement, the 10b-18 VWAP is the volume-weighted average price at which our common stock trades during the regular trading session for the Nasdaq Stock Market, excluding certain trades that would not comply with the time of purchase and price of purchase requirements of Rule 10b-18.

The shares delivered to us on the Initial Settlement Date and any shares deliverable to us following the Valuation Period will all be delivered to us by JPM. JPM will ultimately acquire any shares that it did not have in its possession at the time of delivery through purchases at market prices over an open-ended period of time. There is no broad solicitation either by us or by JPM for holders of our common stock to tender their shares for purchase or any premium paid by JPM to shareholders in connection with the purchases. Therefore, we respectfully submit that no tender offer exists and Rule 13e-4 and Regulation 14E under the Exchange Act are inapplicable to the transactions governed by the ASR Agreement.

If the number of shares to be delivered to us in accordance with the Settlement Number calculation set forth above is less than the Initial Number of Shares, we will be required to remit shares or cash, at our option, to JPM to cover the shortfall. If we elect to pay the difference in cash, the amount owed will be equal to (i) the number of shares in the shortfall multiplied by (ii) the sum of (a) the average of the 10b-18 VWAPs for the trading days in the Cash Settlement Purchase Period and (b) $0.05 per share. (The Cash Settlement Fee payable per Section 3.01(d) (i) of the ASR Agreement is $0.) If we elect to pay the difference in unregistered shares of our common stock, the number of shares to be delivered will be equal to the dollar amount as calculated above with respect to a cash settlement divided by the price of a share of our common stock issued in a private placement as determined by JPMorgan Chase Bank, National Association, as Calculation Agent. If we elect to pay the difference in registered shares of common stock, we will issue the number of shares in the shortfall plus an additional number of shares to cover a fee of $0.05 per share issued to cover the shortfall.

The period of time beginning on September 7, 2012 and ending on the date when all payments or deliveries of our common stock have been made is called the Contract Period in the ASR Agreement. The Contract Period will end shortly after the Valuation Period if JPM owes us shares of our common stock, but if the Settlement Number is negative such that we owe JPM cash or shares of our common stock, the Contract Period will not end until after the Cash Settlement Purchase Period (i.e., after JPM has unwound its hedge position).

Under the settlement provisions of Section 3.01 of the ASR Agreement, we can elect to pay any amounts we owe JPM in cash, unregistered shares of our common stock or registered shares of our common stock in our sole discretion. The only limitation on our ability to make this election is that settlement in shares will not be an option if the representations and warranties we make in Section 5.01 of the ASR Agreement are not true and correct in all material respects as of the date we make such election. We believe it is very unlikely that the representations and warranties will not be true and correct in all material respects as of the date that we make our settlement election and, therefore, it is very unlikely that JPM could compel us to settle in cash if we did not choose to do so. The settlement alternatives available to us have the same economic value associated with them.

Any unregistered shares issuable by us to JPM in satisfaction of the ASR Agreement would be issued pursuant to a private placement agreement entered into after JPM has an opportunity to conduct due diligence. This private placement agreement would contain customary representations and covenants restricting any resale of such shares to circumstances that would not impair the exemption from registration for the original placement. We respectfully submit that such a transaction would not involve any public offering and therefore would be exempt from registration under the Securities Act by Section 4(a)(2) of such act.

Any registered shares issuable by us to JPM in satisfaction of the ASR Agreement would be issued pursuant to a registration agreement entered into after JPM has an opportunity to conduct due diligence. Such shares would be registered under the Securities Act pursuant to a primary registration statement, and we would be obligated to maintain the effectiveness of the registration statement and currency of the related prospectus necessary or advisable to allow JPM to comply with applicable prospectus delivery requirements until all sales made by JPM have been settled.

Section 6.04(a) of the ASR Agreement provides a limit on the number of shares we are obligated to issue to JPM at any one time in order to avoid issuing shares in excess of the number authorized under our Articles of Incorporation, taking into account any shares expressly reserved for issuance. Specifically, the maximum number of shares that we can be required to issue is equal to (i) 2,039,000, minus (ii) the net number of shares of our common stock delivered to JPM by us on or prior to the settlement date, plus (iii) the net number of shares of our common stock delivered to us by JPM on or prior to the settlement date, subject to other dilution adjustments associated with any corporate event involving a spin-off, stock split, stock or other dividend or distribution, reorganization, rights offering or recapitalization (all of which are within our control). Section 3.03 of the ASR Agreement provides that Sections 6.04(a)’s protective provision does not excuse us from our obligation to deliver shares and provides other avenues for the fulfillment of such obligation.

Section 6.04(b) of the ASR Agreement places a cap on the number of shares of our common stock that JPM can be required to deliver to us in settlement of its contractual obligations. Specifically, the maximum number of shares that JPM can be required to deliver is equal to (i) 8,054,585, minus (ii) the number of shares of our common stock delivered to us by JPM on or prior to the settlement date, subject to other dilution adjustments associated with any corporate event involving a spin-off, stock split, stock or other dividend or distribution, reorganization, rights offering or recapitalization.

Section 7.03 of the ASR Agreement provides a mechanism for us to use shares of our common stock, or the consideration received in exchange for our common stock in a merger or nationalization of our company, to settle our contractual obligations if a termination event occurs during the Contract Period.

Quarterly Financial Information, page 37

2.

We note from page 22 and from your June 30, 2012 Form 10-Q that you recorded $7.8 million related to the settlement costs for U.S. government matters, which represents approximately 13% of your general and administrative expenses for the year ended 2012. Please revise your future filings to describe the effect of any unusual or infrequently occurring items, such as this matter, recognized in each full quarter within the two most recent fiscal years. Refer to Item 302(a) (3) of Regulation S-K.

In future filings we will include a description of the effect any unusual or infrequently occurring items, such as the settlement costs for U.S. Government matters, had on our financial results. Specifically, in our Form 10-K filing for the fiscal year ending 2013, we will include the following disclosure in the Quarterly Financial Information section under Item 7:

“Operating results for the third quarter of fiscal year 2012 include $7.8 million of costs resulting from the establishment in the quarter of an accrual related to U.S. Government matters.”

Consolidated Statements of Income, page F-4

3.

Further to the above, please revise future filings to separately present any material amounts of operating costs and expenses similar to this settlement expense within your statements of income. Refer to Rule 5-03(a) and (b)6 of Regulation S-X.

In future filings we will present any material amounts of operating costs that are unusual or infrequent in nature on a separate line item on the Consolidated Statements of Income. Specifically, in future filings we will present the cost associated with the settlement of the U.S. Government matters separately on the Consolidated Statements of Income.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-7

Stock Purchases, page F-15

4.

We note your disclosures here and throughout the filing related to your accelerated share repurchase agreement with an unrelated third party investment bank. Please explain in more detail the terms of the agreement including the settlement alternatives and how you are accounting for this transaction pursuant to Topic 815-40 of FASB Accounting Standard Codification. Please explain to us in detail why you believe this contract is appropriately classified as permanent equity. Cite the accounting literature relied upon and how you applied it to your situation.

Please see our response to Comment 1 for detailed information about the terms of the ASR Agreement, including the settlement alternatives. As set forth more fully in that response, the ASR Agreement is comprised of the following two transactions:

1.

We paid JPM the $35.0 million Purchase Price and received from JPM an initial delivery of 533,028 shares of our common stock, representing the number of shares that could be purchased at market prices with 80% of the Purchase Price. The portion of the Purchase Price allocable to the 533,028 initially delivered shares and the 20% of the shares held back is $28.0 million and $7.0 million, respectively.

	2.	We entered into a net settled forward contract with JPM that is indexed to, and potentially settled in, our common stock. The settlement amount is a purchase price adjustment.
In order to determine the appropriate accounting treatment associated with the ASR program we analyzed several issues as discussed in further detail below.

The first issue was to determine whether the initial stock purchase and forward contract transactions should be accounted for as two separate transactions or a single transaction. FASB Accounting Standards Codification (“ASC”) 505-30 clarifies the accounting for ASR agreements by considering whether these transactions should be evaluated as a single unit for purposes of assessing the accounting treatment. ASC 505-30 states that an entity should account for an ASR program as two separate transactions: (1) as shares of common stock acquired in a treasury stock transaction recorded on the acquisition date and (2) as a forward contract indexed to the entity’s own common stock, under the following circumstances:

	1.	The entity has legal title to the initial shares purchased, and no other party has the right to vote those shares, and

	2.	Both parties act as a principal in the transaction, not as an agent for the other entity.

We had legal title to the 533,028 common shares initially purchased from and delivered by JPM in the stock transaction, and we are acting as a principal in the transaction since we are placing our own funds at risk. In addition, we have concluded that JPM is a principal to the ASR Agreement, not an agent, due to the fact that we have no control over JPM’s share purchases during the Contract Period, and JPM is placing its own funds at risk in order to settle its short position. Based on this analysis, we have accounted for the initial stock purchase and the forward contract as two separate transactions.

The following summarizes the accounting guidance that we followed as it relates to both the stock purchase and forward contract transactions:

Transaction	Accounting Considerations	Authoritative Accounting Guidance
Stock purchase by us from JPM	•Post-agreement, pre-settlement – liability and equity •Post-settlement – equity, earnings per share (EPS)	•ASC 480-10 •ASC 912 •ASC 260-10
Forward contract indexed to our stock	•Valuation Period – equity instrument vs. liability, EPS •Post-Valuation Period (settlement) – equity, EPS	•ASC 815-10 •ASC 480-10 •ASC 815-40 •ASC 260-10

Initial Stock Purchase:

The next issue was to determine how to account for our initial stock purchase from JPM. ASC 480-10 establishes standards for how an issuer classifies and measures certain financial instruments with the characteristics of both liabilities and equity. Specifically, ASC 480-10 requires forward contracts to repurchase an entity’s equity shares that require physical settlement in exchange for cash to be initially measured at the fair value of the shares at inception (trade date), and for liability recognition for the amount to be paid at settlement (i.e., the initial fair value, adjusted for any consideration or unstated rights and privileges). However, since the Initial Settlement Date occurred within three business days of the trade date and both dates fell within the same quarterly reporting period, no liability was established by us on the trade date. Rather, we recorded the initial stock purchase transaction on the Initial Settlement Date. In accordance with ASC 912, we recognized the excess of the entire purchase price over the par value of the initially delivered shares of common stock as a reduction in additional paid-in capital. Based on the initial purchase price of $35.0 million (which includes the $7.0 million portion associated with the 20% holdback), the accounting entry recorded on the settlement date was as follows:

	Dr.	Cr.
Common Stock ($0.25 par)	$133,257
Additional Paid-in Capital	$34,866,743
Cash		$35,000,000

The guidance dictates that the purchase of the initial shares be accounted for as a treasury stock transaction. However, because we immediately retired the initially delivered shares no shares were held in treasury. Therefore, we believe the above entry is both appropriate and consistent with the guidance. The cash payment was included in the “Financing” section of the statement of cash flows.

Forward Contract:

At the inception of the transaction, we needed to determine whether the forward contract should initially be treated for balance sheet purposes as either an asset/liability or as equity. Per ASC 815-40, forward contracts, such as that contained in the ASR Agreement, that require net-cash settlement are generally treated as assets/liabilities and contracts that require share settlement are generally treated as equity instruments. If the contract provides the entity with a choice of net-cash settlement or settlement in shares, an assumption of share settlement is made. If the contract provides the counterparty with a choice of net-cash settlement or settlement in shares, an assumption of cash settlement is made. However, the settlement alternatives must have the same economic value attached to them for this to hold true and all of the facts and circumstances must be considered. We considered many factors in determining whether the forward contract contained in the ASR was considered a liability under ASC 480-10, considered an equity instrument, or if it was subject to the guidance in ASC 815-10.

First, we were required to determine whether or not the forward contact was considered a liability under ASC 480-10. ASC 480-10-25-8 states that a financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability or an asset. Per the ASR Agreement, we have the option to settle in shares or cash, and, as previously mentioned, JPM can only require a cash settlement if the representations and warranties made by us are not true and correct in all material respects as of the date we make the election to settle in shares (a situation viewed by us as highly unlikely).

In addition, ASC 480-10-25-14 states that a financial instrument that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely, or predominantly, on any one of the following:

1.	A fixed monetary amount known at inception

2.	Variations in something other than the fair value of the issuer’s equity shares, or

3.	Variations inversely related to changes in the fair value of the issuer’s equity shares.

Although the forward contract in the ASR Agreement embodies a conditional obligation, it does not meet any of the above conditions. The conditional obligation during the Contract Period is not predominantly fixed, the variation is solely based on the fair value of our stock, and the variability is directly related to the change in fair value of our stock. That is, the obligation increases or decreases as our stock price increases or decreases, respectively.

Based on the above analysis we concluded that the ASR forward contract is out of the scope of ASC 480-10 and is not considered a liability.

The next issue that we addressed was determining whether or not the forward contract was considered a derivative subject to the guidance in ASC 815-10. ASC 815-10-15-74 states that a reporting entity (that is, the issuer) shall not consider instruments issued or held by that reporting entity to be derivatives for purposes of that Statement that are both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of position.

Indexed to Stock Analysis

In order to determine whether a financial instrument is indexed to its own stock, the provisions of ASC 815-40 apply. ASC 815-40 states that an entity shall evaluate whether an equity-linked financial instrument is indexed to its own stock using a two-step approach. Step 1 involves an evaluation of the instrument’s contingent exercise provisions, if any. Step 2 involves an evaluation of the instrument’s settlement provisions. The following is an analysis of each of these steps.

Step 1

ASC 815-40 defines an exercise contingency as a provision that entitles the entity (or counterparty) to exercise an equity-linked financial instrument based on changes in an underlying event, including the occurrence (or nonoccurrence) of such event. Provisions that accelerate or lengthen the timing of the entity’s (or the counterparty’s) ability to exercise an instrument are examples of exercise contingencies. ASC 815-40 states that an exercise contingency would not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations.

Section 7.01 of the ASR Agreement describes certain events that allow for an early termination of the forward contract (that is, termination prior to the end of the anticipated Contract Period). Specifically, the forward contract may be terminated/exercised early upon the occurrence of (1) de-listing of our shares; (2) a merger; (3) a nationalization; (4) excess cash dividend or distribution on our shares; or (4) a violation of communication rules by us (as provided for in Annex C of the ASR Agreement).

Because none of the items listed in the preceding paragraph are based on an observable market or an observable index, we concluded that the evaluation of Step 1 (as prescribed in ASC 815-40) does not preclude the forward contract from being considered indexed to our stock.

Step 2

ASC 815-40 states that an instrument would be considered indexed to an entity’s own stock if its settlement provision provides the counterparty the right to buy a fixed number of the entity’s shares for a fixed price. Assuming that instrument was also classified as equity, it would not be subject to the guidance of ASC 815-10. If an instrument’s strike price or the number of shares used to calculate the settlement amount is variable (i.e., the terms of the instrument provide for any potential adjustments, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control), ASC 815-40 states that the instrument would still be considered indexed to an entity’s own stock if:

1.	The only variables that could affect the settlement amount would be inputs to a model used to determine the fair value of a “fixed-for-fixed” forward or option on equity shares, and

2.	The determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) are commercially reasonable.

Because the ASR Agreement provides for variable settlement amounts and/or adjustments (based on the average VWAP of our common stock during the Contract Period) and settlement adjustments (based upon the occurrence of certain events and circumstances), a Step 2 evaluation of the settlement provisions included in the ASR Agreement was required (under the provisions of ASC 815-40) in order to determine whether the forward contract is considered indexed to our common stock and, thereby, excluded from the provisions of ASC 815-10.

Section 3.01 of the ASR Agreement describes variable settlement payments or share deliveries that are calculated based on the discounted average VWAP of our common stock during the Contract Period. Per the provisions of ASC 815-40-15-7E and ASC 815-40-55-38, because the VWAP is solely based on our stock price, and the pricing inputs of a fixed-for-fixed forward contract include an entity’s stock price, we concluded that this variable did not preclude the forward contract from being considered indexed to our stock.

Section 8.01 of the ASR Agreement states that, in the event that we declare an “extraordinary” cash dividend, we shall pay JPM an additional settlement amount (in cash) equal to the product of (i) the amount of such extraordinary cash dividend and (ii) the theoretical short delta number of shares as of the ex-dividend date. Per the provisions of ASC 815-40-15-7E and ASC 815-40-55-38, since the settlement adjustment resulting from the declaration by us of an extraordinary dividend is intended to offset the effect on the forward contract’s fair value, this variable would be considered an input to the fair value of a fixed-for-fixed contract. Therefore, we concluded that this variable does not preclude the forward contract from being considered indexed to our stock.

Section 8.02 of the ASR Agreement states that JPM is allowed to adjust the settlement amount if (1) any corporate event occurs involving a dilutive or concentrative effect on the theoretical value of our common stock (other than a cash dividend but including a spin-off, stock split, stock or other dividend or distribution, reorganization, rights offering or recapitalization), (2) trading day disruptions occur during the Contract Period (whether because it is not advisable in respect of the applicable securities laws or otherwise), or (3) as a result of market conditions, significant additional borrowing costs are incurred by JPM in connection with maintaining its hedge position on the forward contract due to insufficient availability of stock lenders willing and able to lend shares of our common stock. As it relates to the previously mentioned events that could have a dilutive effect on the value of our stock, there exists an implicit assumption in standard pricing models for equity-linked financial instruments that such events will not occur (or a settlement adjustment will be made to offset the dilution caused by the event(s)). Therefore, these dilutive effect events/variables would be considered inputs to the fair value of a fixed-for-fixed contract. As it relates to the variables involving potential trading date disruptions as well as the incurrence of additional borrowing costs by JPM in order to maintain its hedge position, the settlement adjustments that would result from the occurrence of these events are intended to offset their effects on the forward contract’s fair value. Therefore, both of these variables would be considered inputs to the fair value of a fixed-for-fixed contract. Based on the results of this analysis and per the provisions of ASC 815-40-15-7E and 15-7G and ASC 815-40-55-42, we concluded that neither of these event variables precluded the forward contract from being considered indexed to our stock.

If any of the events or circumstances described in Sections 8.01 and/or 8.02 of the ASR Agreement (as previously described) occur, JPM can make corresponding adjustments with respect to any variable relevant to the terms of the ASR transaction in an amount determined appropriate based on a reasonable good faith judgment to preserve the fair value of the transaction. Based on this analysis, we considered the “good faith judgment” requirement in the ASR Agreement to be consistent with the meaning of “commercially reasonable” as referred to in ASC 815-40.

Based on the results of the above Step 1 and Step 2 analyses, we concluded that the forward contract included in the ASR Agreement was considered indexed to our stock.

Stockholders’ Equity Classification Determination

ASC 815-40 provides guidance for accounting for freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock. Per the ASR Agreement, we have the option to settle any settlement obligation under the ASR Agreement in either cash or shares of our common stock. In the case that JPM has a settlement obligation to us, they are required to settle in our shares, which does not preclude equity classification. In addition, ASC 815-40 states that, generally, unless the economic substance indicates otherwise, contracts that give the entity a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), in the event the contract is in a loss position, would be classified initially as an equity instrument. However, in order to reach this conclusion, ASC 815-40 outlines certain criteria that all must be met, in order for this type of forward contract to achieve equity classification. An analysis of those criteria is summarized as follows:

ASC 815-40 Equity Classification Criteria		Criteria Met?	Comment
(a)

The contract permits the entity to settle in unregistered shares, with the amount of settlement shares determined based on “commercially reasonable” terms. The term commercially reasonable is sufficiently objective from a legal perspective to prevent the counterparty from producing an unrealistic value that would compel the entity to cash vs. share settle. (ASC 815-40-25-17-11 through 25-18)

Yes

Section 3.01(b) of the ASR Agreement states that we are allowed to settle the forward contract in shares to be sold in a private placement or registered shares, at our option. In addition, the private placement procedures described in Annex A of the ASR Agreement specify that commercially reasonable terms will be used by JPM to determine the amount of unregistered shares due at settlement. Delivery of unregistered shares in a private placement to JPM is within our control. No failed registration statements have been filed by us within the last six months.

(b)

The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (ASC 815-40-25-19 through 25-24)

		Yes	See schedule below (1). Because we have sufficient authorized shares available, share settlement is within our control.
(c)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. ASC 815- 40-25-26 through 25-28)	Yes

Section 6.04 of the ASR Agreement states that the number of shares to be delivered by us or JPM in settlement of the forward contract is capped at a maximum number of common shares, subject to certain adjustments.

(d)	There are no required cash payments to the counterparty, in the event the entity fails to make timely filings with the SEC. (ASC 815-40-25-29)	Yes

Section 5.02(b) of the ASR Agreement merely states that we will use our best efforts to make all of our required filings with the SEC. There are no required cash payments to JPM in this circumstance under the terms of the ASR Agreement.

(e)

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (ASC 815-40-25-30)

Yes

The ASR Agreement contains no provisions stipulating that we would be required to make a cash payment to JPM in the event that the proceeds from the sale of any settlement shares were insufficient to cover the final settlement value of the forward contract.

(f)

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (ASC 815-40-55-2 through 55-6)

Yes

No specific requirement for net-cash settlement under specific circumstances involving holders of our shares exists in the ASR Agreement. Section 7.01(d) of the ASR Agreement states that the agreement will be terminated in the case of a “merger” event, defined as any planned (i) recapitalization, reclassification or change of our common stock, (ii) consolidation, amalgamation, merger or similar transaction of us with or into another entity (upon which we will not be the continuing entity), or (iii) other takeover offer for the common shares of our stock, provided that any of these planned events, if consummated, would result in a transfer of more than 20% of the outstanding shares of our common stock. In addition, Section 7.01(e) of the ASR Agreement states that the agreement will be terminated in the event of nationalization. Finally, Section 7.02 of the ASR Agreement states that, even in the event of an Early Termination Date (e.g., because of a merger or nationalization), we have the right to pay cash or deliver/receive Alternative Termination Delivery Units.

(g)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (ASC 815-40-25-31)	Yes

Section 9.09 of the ASR Agreement states that JPM has not been conveyed rights that are senior to the claims of holders of our common stock in the event of a bankruptcy filing by us. Furthermore, there are no other provisions in the agreement that convey rights greater than a shareholder.

(h)	There is no requirement in the contract to post collateral at any point, or for any reason. (ASC 815-40-25-35)	Yes	Section 9.08 of the ASR Agreement states that our obligations are not secured by any collateral.

(1)		September 1, 2012
	Total shares of MTS common stock authorized	64,000,000
	Less total shares issued and outstanding	(16,179,858)
	Less total shares exercisable during contract period under stock option plans	(278,945)
	Less total number of unexercisable shares under stock option plans	(557,114)
	Less estimated total shares issuable during contract period under ESSP plan	(10,250)
	Authorized and unissued common shares available to settle forward contract	46,973,833
	Less maximum delivery shares stated in ASR agreement	(2,039,000)
	Authorized shares in excess of maximum delivery shares	44,934,833

ASC-815-40 also states that a forward contract with multiple settlement alternatives that requires an entity to receive shares when the contract is in a gain position but pays (a) net stock or (b) either net cash or net stock, at the entity’s option, when the contract is in a loss position, should be accounted for as an equity instrument.

Our historical practice of settling transactions associated with previous ASR agreements in cash (despite having the option to settle in shares of our stock) could call into question the share settlement presumption stated in ASC 815-40 as it relates to the current ASR Agreement. However, because 20% of the shares, or shares that could have been purchased with $7.0 million of the Purchase Price, were withheld by JPM, the discounted average 10b-18 VWAP during the Valuation Period would have to exceed $65.66 per share before we would have to consider whether or not to settle a portion in cash. Based on this, we believe it is highly likely the $7.0 million holdback portion of the Purchase Price will be sufficient to settle the ASR Agreement, thus preserving the share settlement presumption in ASC 815-40.

Based on the results of the above analysis, ASC-815-40 indicates that the forward contract should initially be classified and accounted for as permanent equity in the balance sheet, measured at its initial fair value (at the date of inception of the contract, the initial fair value of the forward contract is zero). As long as the contract continues to be classified as equity, future changes in the fair value of the contract will not be recorded. Rather, equity will be adjusted at the settlement date. At the end of each quarterly reporting period during the Contract Period, we monitor the forward contract and evaluate it against the criteria of ASC-815-40 in order to determine whether or not the contract can continue to be classified as equity.

Based on the above analysis, we concluded that the forward contract is both (a) indexed to our own stock and (b) classified in stockholders’ equity in our statement of position. As a result, we were not required to account for the forward contract under the guidance of ASC 815-10.

Note 7 – Income Taxes, page F-25

5.

We note the disclosure of nondeductible expense in your federal tax rate reconciliation and related income tax disclosures in your fiscal year 2012 interim filings. Please revise future filings to disclose the reason for significant variations in the customary relationship between income tax expense and pretax accounting income. Refer to paragraph 740-270-50-1 of the FASB Accounting Standards Codification.

In future filings, including interim filings, we will disclose the reason for significant variations in the customary relationship between income tax expense and pretax accounting income. Specifically, in our Form 10-Q filing for the third quarter of fiscal year 2013, we will include the following description in our Income Tax footnote:

“The effective tax rate for the Third Quarter of Fiscal 2012 was unfavorably impacted by the establishment in the quarter of a $7.8 million accrual related to the U.S. Government matters which is non-deductible for income tax purposes.”

Note 9 – Commitments and Contingencies, page F-31

6.

We note your disclosure for other investigative matters. Please tell us your accounting policy for these types of contingencies and whether you consider this a significant accounting policy. Please include disclosure of such policy in your future filings, to the extent applicable. Refer to the guidance in the Topic 450 of the FASB Accounting Standards Codification.

Our accounting policy related to loss contingencies is guided by Topic 450. Specifically, we record a charge to earnings for a loss contingency when, at the date of the consolidated financial statements, it is both probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated.

Due to the infrequent nature of these types of transactions, we have not historically considered this to be a significant accounting policy. However, to improve clarity around this topic, in future Form 10-K filings, we will include the following description of our accounting policy for loss contingency accruals:

“The Company establishes an accrual for loss contingencies when it is both probable that an asset has been impaired or a liability has been incurred, and the amount of the loss can be reasonably estimated. When loss contingencies are not probable and cannot be reasonably estimated, the Company does not establish an accrual. However, when there is at least a reasonable possibility that a loss has been incurred, but it is not probable or reasonably estimated, the Company discloses the nature of the loss contingency and an estimate of the possible loss or range of loss, as applicable. Any adjustment made to a loss contingency accrual during an accounting period affects the earnings of the period.”

Form 10-Q for the Quarter Ended December 29, 2012:

7.

With a view toward clarified disclosure in future filings, please tell us the nature of the growth and productivity initiatives mentioned throughout this filing. Address in your response how those initiatives affected the expenses as described in this filing and the extent to which you have initiatives that will affect future periods. We note for example, your disclosure on pages 20, 22 and 25. In this regard, please see Regulation S-K Item 303(a)(3)(ii), and ensure that your future filings will describe clearly these and any other known trends or uncertainties if required by Item 303.

These initiatives are primarily related to enabling future revenue growth. More specifically, we are building a scalable enterprise which includes investments in our SAP operating system, sales support and service delivery systems in the Test segment and semi-automation manufacturing capability in the Sensors segment. Additionally, we are expanding our global resources in sales, service and support so we can meet our customers’ global needs. In order to determine whether to capitalize or expense the various costs associated with these additional expenditures, we followed the guidance in ASC 360, Property, Plant and Equipment. As we disclosed in our Form 10-Q for the quarter ended December 29, 2012, these expenditures reduced our Test segment gross profit rate by approximately 2 percentage points relative to the prior fiscal year. Currently, we are not certain how these initiatives will affect future financial results, nor are we certain of the level of investment that we will make in future periods.

In future filings, we will include a more robust description of the nature of these productivity initiatives and, as appropriate, include any known trends or uncertainties.

The Company hereby acknowledges that its management is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven G. Mahon, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, at (952) 937-4286, Susan E. Knight, Senior Vice President and Chief Financial Officer at (952) 937-4005, or me at (952) 937-4727.

Sincerely,

/s/ Jeffrey A. Graves

Jeffrey A. Graves
President and Chief Executive Officer

ANNEX A

PRIVATE PLACEMENT PROCEDURES

          I.          Introduction

          MTS Systems Corporation, a Minnesota corporation (the “Purchaser”) and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (the “Seller”) have agreed to these procedures (the “Private Placement Procedures”) in connection with entering into the Confirmation (the “Confirmation”) dated as of September 7, 2012 between JPMorgan and the Purchaser relating to the sale by JPMorgan to the Purchaser of common stock, par value $0.25 per share, or security entitlements in respect thereof (the “Common Stock”) of the Purchaser. These Private Placement Procedures supplement, form part of, and are subject to the Confirmation and all terms used and not otherwise defined herein shall have the meanings assigned to them in the Confirmation.

          II.          Procedures

          If the Purchaser elects to deliver Private Placement Shares pursuant to Section 3.01(b) of the Confirmation or elects to deliver Alternative Termination Delivery Units pursuant to Section 7.02(a) of the Confirmation, the Purchaser shall effect such delivery in compliance with the private placement procedures provided herein.

          (a)          The Purchaser shall afford the Seller, and any potential buyers of the Private Placement Shares (or, in the case of alternative termination settlement, Alternative Termination Delivery Units) (collectively, the “Private Securities”) designated by the Seller a reasonable opportunity to conduct a due diligence investigation with respect to the Purchaser customary in scope for private offerings of such type of securities (including, without limitation, the availability of senior management to respond to questions regarding the business and financial condition of the Purchaser and the right to have made available to them for inspection all financial and other records, pertinent corporate documents and other information reasonably requested by them), and the Seller (or any such potential buyer) shall be satisfied in all material respects with such opportunity and with the resolution of any disclosure issues arising from such due diligence investigation of the Purchaser.

          (b)          Prior to or contemporaneously with the determination of the Private Placement Price (as described below), the Purchaser shall enter into an agreement (a “Private Placement Agreement”) with the Seller (or any affiliate of the Seller designated by the Seller) providing for the purchase and resale by the Seller (or such affiliate) in a private placement (or other transaction exempt from registration under the Securities Act) of the Private Securities, which agreement shall be on commercially reasonable terms and in form and substance reasonably satisfactory to the Seller (or such affiliate) and (without limitation of the foregoing) shall:

            (i)          contain customary conditions, and customary undertakings, representations and warranties (to the Seller or such affiliate, and if requested by the Seller or such affiliate, to potential purchasers of the Private Securities);

            (ii)         contain indemnification and contribution provisions in connection with the potential liability of the Seller and its affiliates relating to the resale by the Seller (or such affiliate) of the Private Securities;

            (iii)        provide for all reasonable steps within the Purchaser’s control to be taken to provide for the delivery of related certificates and representations, warranties and agreements of the Purchaser, including those necessary or advisable to establish and maintain the availability of an exemption from the registration requirements of the Securities Act for the Seller and resales of the Private Securities by the Seller (or such affiliate); and

            (iv)          provide for all reasonable steps within the Purchaser’s control to be taken to provide for the delivery to the Seller (or such affiliate) of customary opinions (including, without limitation, opinions relating to the due authorization, valid issuance and fully paid and non-assessable nature of the Private Securities, the availability of an exemption from the Securities Act for the Seller and resales of the Private Securities by the Seller (or such affiliate), and the lack of material misstatements and omissions in the Purchaser’s filings under the Exchange Act).

          (c)          The Seller shall determine the Private Placement Price (or, in the case of alternative termination settlement, the Termination Price) in its judgment by commercially reasonable means, which may include (without limitation):

(i) basing such price on indicative bids from investors;

            (ii)         taking into account any factors that are customary in pricing private sales for similarly situated issuers or securities, including, without limitation, a reasonable placement fee or spread to be retained by the Seller (or such affiliate); and

            (iii)         providing for the payment by the Purchaser of all reasonable fees and expenses in connection with such sale and resale, including all fees and expenses of counsel for the Seller or such affiliate.

           (d)          The Seller shall notify the Purchaser of the number of Private Securities required to be delivered by the Purchaser and the Private Placement Price (or, in the case of alternative termination settlement, the Termination Price) by 6:00 p.m. on the day such price is determined.

            (e)          The Purchaser agrees not to take or cause to be taken any action that would make unavailable either (i) the exemption set forth in Section 4(2) of the Securities Act, for the sale of any Private Securities by the Purchaser to the Seller or (ii) an exemption from the registration requirements of the Securities Act reasonably acceptable to the Seller for resales of Private Securities by the Seller.

            (f)          The Purchaser expressly agrees and acknowledges that the public disclosure of all material information relating to the Purchaser is within the Purchaser’s control and that the Purchaser shall promptly so disclose all such material information during the period from the Valuation Completion Date to and including the Settlement Date.

The Purchaser agrees to use its best efforts to make any filings required to be made by it with the SEC, any securities exchange or any other regulatory body with respect to the Transaction contemplated hereby and the issuance of the Private Securities.

ANNEX B

REGISTRATION PROCEDURES

          I.          Introduction

          MTS Systems Corporation, a Minnesota corporation (the “Purchaser”) and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (the “Seller”) have agreed to these procedures (the “Registration Procedures”) in connection with entering into the Confirmation (the “Confirmation”) dated as of September 7, 2012 between JPMorgan and the Purchaser relating to the sale by JPMorgan to the Purchaser of common stock, par value $0.25 per share, or security entitlements in respect thereof (the “Common Stock”) of the Purchaser. These Registration Procedures supplement, form part of, and are subject to the Confirmation and all terms used and not otherwise defined herein shall have the meanings assigned to them in the Confirmation.

          II.          Procedures

          If the Purchaser elects to deliver Registered Shares pursuant to Section 3.01(b) of the Confirmation, the Purchaser shall effect such delivery in compliance with the registration procedures provided herein.

          (a)          The Purchaser shall take all actions within its control to make available to the Seller and its affiliates an effective primary registration statement under the Securities Act and one or more prospectuses as necessary or advisable to allow the Seller and its affiliates to comply with the applicable prospectus delivery requirements (the “Prospectus”) for the sale by Seller or its affiliates of the Registered Shares to be delivered by the Purchaser pursuant to the Confirmation (the “Registration Statement”), such Registration Statement to be effective and Prospectus to be current until all such sales by the Seller (or its affiliates) have been settled. The Purchaser shall take all actions reasonably requested by the Seller to facilitate the disposition of any Registered Shares to be sold pursuant to such Registration Statement.

          (b)          The Purchaser shall use commercially reasonable efforts to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Prospectus and, if any such order is issued, to obtain the lifting thereof as soon thereafter as is reasonably possible. If the Registration Statement, the Prospectus or any document incorporated therein by reference contains a misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement therein not misleading, the Purchaser shall as promptly as reasonably practicable file any required document and prepare and furnish to the Seller a reasonable number of copies of such supplement or amendment thereto as may be necessary so that the Prospectus, as thereafter delivered to the purchasers in connection with sales of Registered Shares thereunder, will not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make any statement therein not misleading.

          (c)          The Purchaser shall afford the Seller (and its agents and affiliates) a reasonable opportunity to conduct a due diligence investigation with respect to the Purchaser customary in scope for registered offerings of such type of securities (including, without limitation, the availability of senior management and external advisors to respond to questions regarding the business and financial condition of the Purchaser and the right to have made available to them for inspection all financial and other records, pertinent corporate documents and other information reasonably requested by them), and such opportunity and the resolution of any disclosure issues arising from such due diligence investigation of the Purchaser shall be satisfactory to Seller in all material respects. The Purchaser shall reimburse the Seller for all reasonable out-of-pocket expenses it incurs in connection with such diligence and otherwise in connection with the preparation of the Registration Statement and Prospectus, including, without limitation, the reasonable fees and expenses of outside counsel to the Seller incurred in connection therewith.

          (d)          The Purchaser shall enter into an agreement (a “Registration Agreement”) with the Seller (or any affiliate of the Seller designated by the Seller) providing for the registration of the Registered Shares, which agreement shall be on commercially reasonable terms and in form and substance reasonably satisfactory to the Seller (or such affiliate) and (without limitation of the foregoing) shall:

(i) contain customary conditions, and customary undertakings, representations and warranties (to the Seller or such affiliate);

     (ii)         contain indemnification and contribution provisions in connection with the potential liability of the Seller and its affiliates relating to the sale by the Seller (or such affiliate) of the Registered Shares;

(iii) provide for the delivery of related certificates and representations, warranties and agreements of the Purchaser;

     (iv)         provide for the delivery of accountants’ “comfort letters” to the Seller in form and substance satisfactory to the Seller, containing statements and information of the type customarily included in such letters to “underwriters” with respect to the financial statements and certain financial information contained, or incorporated by reference, in the Registration Statement and the Prospectus; and

     (v)          provide for the delivery to the Seller (or such affiliate) of customary opinions, including, without limitation, opinions relating to the due authorization, valid issuance and fully paid and non-assessable nature of the Registered Shares and the lack of material misstatements and omissions in the Registration Statement (including any documents incorporated by reference therein).

         (e)          The Seller shall notify the Purchaser of the numbers of Registered Shares to be delivered by the Purchaser on the Settlement Dates, as necessary in light of the Seller’s unwinding of its hedge positions in connection with the Transaction and sales of Registered Shares in accordance with these Registration Procedures, and the Purchaser shall deliver such Shares to the Seller on such Settlement Dates in accordance with the Seller’s customary procedures. The parties understand and acknowledge that (i) the Seller or its affiliates expect to make contemporaneous or nearly contemporaneous (A) purchases of Common Stock to unwind its hedge and (B) sales of Registered Shares in accordance with these Registration Procedures, (ii) the Seller or its affiliates intend to make such sales of Registered Shares in a manner that is not a distribution for purposes of Regulation M, and (iii) accordingly, the length of the period during which the Seller or its affiliates make such purchases and sales will depend in part on prevailing trading volumes for the Common Stock.

         (f)          In the event that (i) the Purchaser fails to comply with the requirements set forth in this Annex B, (ii) the Registration Statement is not effective on or prior to the date that is 30 days after the Valuation Completion Date, or fails to remain effective until all Registered Shares have been sold hereunder, (ii) the opportunity to conduct a due diligence investigation with respect to the Purchaser and the resolution of any issues arising therefrom is not satisfactory to Seller and its affiliates in all material respects, or does not continue to be satisfactory to the Seller and its affiliates in all material respects until all Registered Shares have been sold hereunder, (iv) the Seller or its affiliates are not able to make sales of Registered Shares in a manner that permits the contemporaneous or nearly contemporaneous purchase by the Seller or its affiliates of Common Stock in accordance with Regulation M or (v) the Registration Procedures otherwise become unavailable for the sale by the Seller and its affiliates of the Registered Shares delivered by the Purchaser hereunder prior to the completion of the sale thereof, then in any such event, the provisions of Section 3.01(d) of the Confirmation providing for cash settlement with respect to any unsold Registered Shares shall apply, appropriately modified to take into account any Registered Shares theretofore delivered and sold pursuant to these Registration Procedures.

ANNEX C

COMMUNICATIONS PROCEDURES

September 7, 2012

          I.          Introduction

          MTS Systems Corporation, a Minnesota corporation (“Counterparty”) and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (“JPMorgan”) have adopted these communications procedures (the “Communications Procedures”) in connection with entering into the Confirmation (the “Confirmation”) dated as of September 7, 2012 between JPMorgan and Counterparty relating to the sale by JPMorgan to Counterparty of common stock, par value $0.25 per share, or security entitlements in respect thereof (the “Common Stock”) of the Counterparty. These Communications Procedures supplement, form part of, and are subject to the Confirmation.

          II.          Communications Rules

          From the date hereof until the end of the Contract Period, Counterparty and its Employees and Designees shall not engage in any Program-Related Communication with, or disclose any Material Non-Public Information to, any EDG Trading Personnel. Except as set forth in the preceding sentence, the Confirmation shall not limit Counterparty and its Employees and Designees in their communication with Affiliates and Employees of JPMorgan, including without limitation Employees who are EDG Permitted Contacts.

          III.          Termination

          If, in the sole judgment of any EDG Trading Personnel or any affiliate or Employee of JPMorgan participating in any Communication with Counterparty or any Employee or Designee of Counterparty, such Communication would not be permitted by these Communications Procedures, such EDG Trading Personnel or affiliate or Employee of JPMorgan shall immediately terminate such Communication. In such case, or if such EDG Trading Personnel or affiliate or Employee of JPMorgan determines following completion of any Communication with Counterparty or any Employee or Designee of Counterparty that such Communication was not permitted by these Communications Procedures, such EDG Trading Personnel or such affiliate or Employee of JPMorgan shall promptly consult with his or her supervisors and with counsel for JPMorgan regarding such Communication. If, in the reasonable judgment of JPMorgan’s counsel following such consultation, there is more than an insignificant risk that such Communication could materially jeopardize the availability of the affirmative defenses provided in Rule 10b5-1 under the Exchange Act with respect to any ongoing or contemplated activities of JPMorgan or its affiliates in respect of the Confirmation, it shall be an Additional Termination Event with respect to the Confirmation.

          IV.          Definitions

          Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Confirmation. As used herein, the following words and phrases shall have the following meanings:

          “Communication” means any contact or communication (whether written, electronic, oral or otherwise) between Counterparty or any of its Employees or Designees, on the one hand, and JPMorgan or any of its affiliates or Employees, on the other hand.

          “Designee” means a person designated, in writing or orally, by Counterparty to communicate with JPMorgan on behalf of Counterparty.

          “EDG Permitted Contact” means any of Mr. David Aidelson, Mr. Gregory Batista, Mr. Elliot Chalom, Mr. James Rothschild, Mr. David Seaman, Mr. Steven Seltzer, Mr. James F. Smith, Mr. Sudheer Tegulapalle and Mr. Jason M. Wood or any of their designees; provided that JPMorgan may amend the list of EDG Permitted Contacts by delivering a revised list of EDG Permitted Contacts to Counterparty.

          “EDG Trading Personnel” means Graham Orton, Michael Tatro and any other Employee of the public side of the Equity Derivatives Group or the Special Equities Group of J.P. Morgan Chase & Co.; provided that JPMorgan may amend the list of EDG Trading Personnel by delivering a revised list of EDG Trading Personnel to Counterparty; and provided further that, for the avoidance of doubt, the persons listed as EDG Permitted Contacts are not EDG Trading Personnel.

          “Employee” means, with respect to any entity, any owner, principal, officer, director, employee or other agent or representative of such entity, and any affiliate of any of such owner, principal, officer, director, employee, agent or representative.

          “Material Non-Public Information” means information relating to the Counterparty or the Common Stock that (a) has not been widely disseminated by wire service, in one or more newspapers of general circulation, by communication from the Counterparty to its shareholders or in a press release, or contained in a public filing made by the Counterparty with the Securities and Exchange Commission and (b) a reasonable investor might consider to be of importance in making an investment decision to buy, sell or hold shares of Common Stock. For the avoidance of doubt and solely by way of illustration, information should be presumed “material” if it relates to such matters as dividend increases or decreases, earnings estimates, changes in previously released earnings estimates, significant expansion or curtailment of operations, a significant increase or decline of orders, significant merger or acquisition proposals or agreements, significant new products or discoveries, extraordinary borrowing, major litigation, liquidity problems, extraordinary management developments, purchase or sale of substantial assets and similar matters.

          “Program-Related Communication” means any Communication the subject matter of which relates to the Confirmation or any Transaction under the Confirmation or any activities of JPMorgan (or any of its affiliates) in respect of the Confirmation or any Transaction under the Confirmation.

ANNEX D

PRICING SUPPLEMENT

               This Pricing Supplement is subject to the Confirmation dated as of September 7, 2012 (the “Confirmation”) between J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (the “Seller”), and MTS Systems Corporation, a Minnesota corporation (the “Purchaser”). Capitalized terms used herein have the meanings set forth in the Confirmation.

1	Discount:	$0.58

2	Initial Delivery Percentage	80%

3	Contract Fee:	$0.00

4	Floor Price:	$0.01

5	Registered Shares Fee:	$0.05

6	Valuation Completion Date:

The Trading Day, occurring during the period commencing on and including the 115th Trading Day following the Trade Date and ending on and including the Expiration Date, specified as such by the Seller, in its sole judgment, by delivering a notice designating such Trading Day as a Valuation Completion Date by the close of business on the Business Day immediately following such Trading Day; provided that if the Seller fails to validly designate the Valuation Completion Date prior to the Expiration Date, the Valuation Completion Date shall be the Expiration Date.

7	Cash Settlement Fee:	$0.00

8	Cash Distribution Amount:

Cash Distribution Amount	Reference Period

$0.00 per share of Common Stock	Trade Date – December 16, 2012

$0.30 per share of Common Stock	December 17, 2012 – March 10, 2013

$0.30 per share of Common Stock	Any period after March 11, 2013

EXHIBIT A

[Letterhead of Purchaser]

JPMorgan Chase Bank, National Association
c/o J.P. Morgan Securities LLC
383 Madison Avenue
5th Floor
New York, New York 10172

Re:	Accelerated Purchase of Equity Securities

Ladies and Gentlemen:

In connection with our entry into the Confirmation dated as of September 7, 2012 (the “Confirmation”), we hereby represent that set forth below is the total number of shares of our common stock purchased by or for us or any of our affiliated purchasers in Rule 10b-18 purchases of blocks (all defined in Rule 10b-18 under the Securities Exchange Act of 1934) pursuant to the once-a-week block exception set forth in Rule 10b-18(b)(4) during the four full calendar weeks immediately preceding the first day of the [Valuation Period] [Cash Settlement Purchase Period] [Seller Termination Share Purchase Period] (as defined in the Confirmation) and the week during which the first day of the Valuation Period occurs.

Number of Shares: ____________________

We understand that you will use this information in calculating trading volume for purposes of Rule 10b-18.

Very truly yours,

MTS SYSTEMS CORPORATION

By:
Name:
Title: